Exhibit 99.2

Notice of Change in Corporate Structure Pursuant to Section 4.9 of

National Instrument 51-102 – Continuous Disclosure Obligations

Item 1	Names of the parties to the transaction

Sphere 3D Corporation (“S3D”) and 2458417 Ontario Inc. (“2458417”)

Item 2	Description of the transaction

On March 24, 2015, S3D amalgamated with its wholly-owned subsidiary, 2458417, in accordance with the terms of subsection 177(1) of the Business Corporations Act (Ontario) (the “Amalgamation”) and is continuing as one corporation under the name “Sphere 3D Corp.” (the “Amalgamated Corporation”).

Except for the name change from “Sphere 3D Corporation” to “Sphere 3D Corp.”, the by-laws and the articles of amalgamation of the Amalgamated Corporation are the same as the by-laws and articles of S3D. No securities were issued by the Amalgamated Corporation in connection with the Amalgamation.

Item 3	Effective date of the transaction

March 24, 2015.

Item 4	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Prior to the Amalgamation, S3D was a reporting issuer in the provinces of Ontario, British Columbia and Alberta. The Amalgamated Corporation is the entity that continues following the Amalgamation and continues to be a reporting issuer in the provinces of Ontario, British Columbia and Alberta.

Item 5	Date of the reporting issuer’s first financial year-end after the transaction

Not applicable.

Item 6	Periods, including comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

Not applicable.

Item 7	Documents filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format

Not applicable.